July 24, 2012

VIA EDGAR

Patrick Gilmore,

Accounting Branch Chief

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	VeriFone Systems, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed December 23, 2011
Form 10-Q for the Quarterly Period Ended April 30, 2012
Filed June 11, 2012
Form 8-K/A filed March 19, 2012
File No. 001-32465

Dear Mr. Gilmore:

This letter is being submitted on behalf of VeriFone Systems, Inc. (the “Company”, “VeriFone”, “we”, “our”, or “us”), and responds to your letter, dated July 10, 2012, transmitting comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings.

The Company’s responses to the Staff’s comments are captioned and ordered to correspond to the comments in your letter of July 10, 2012. For your convenience, we have also included the text of each of your comments in bold text, followed by the Company’s response.

In response to certain comments, the Company has noted that it will make changes to disclosures in future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

Patrick Gilmore

Form 10-Q for the Quarterly Period Ended April 30, 2012

Item 1. Financial Statements (Unaudited)

Note 1 – Principles of Consolidation and Summary of Significant Accounting Policies

Revenue generating assets, net, page 6

1. Comment: Please tell us more about your revenue generating assets, including the specific assets involved, and tell us how you determined that they generally have a useful life of 5 years.

Response:

We advise the Staff that our revenue generating assets are comprised of tangible assets that we have placed at third party locations for the purpose of generating revenue, such as in taxi cabs, at gas stations and in small merchant locations, under rental or service based arrangements. These tangible assets are items from our product portfolio, namely, our point of sale electronic payment devices, automated teller machines, taxi passenger information monitors, taxi top mounted billboards, petroleum dispenser payment modules and LIFT Station cashier and shopper modules.

We determined that these revenue generating assets have a useful life of five years based on our projected five year product life cycle, which we estimated based on our consideration and judgment as to the following factors:

•	the risk of technological obsolescence;

•

the risk of obsolescence of these assets due to changes in certification and regulatory requirements and the requirements of card associations, such as the evolution of Payment Card Industry standards, as well as the compliance deadlines associated with such changes; and

•	the historical failure rates of the assets comprising these solutions and the various environments in which they may be placed.

Note 13 – Commitments and Contingencies

Cardsoft, Inc. et al v. VeriFone Holdings, Inc., VeriFone, Inc., Hypercom Corporation, et al, page 33

2. Comment: We note in your response to prior comment 5 and the disclosure added to your Form 10-Q that you expect Cardsoft will claim further royalties on your future U.S. sales of the “accused products” based upon the awarded royalty rate; however, you indicate that at this time you are unable to estimate the range of additional loss. Please explain the basis for your assertion that you are unable to estimate a range of additional loss. In this regard, please tell us whether you have sales data for the “accused products” that have been sold subsequent to the June settlement.

Patrick Gilmore

Response:

We respectfully advise the Staff that as of the date we filed our quarterly report on Form 10-Q for our fiscal quarter ended April 30, 2012 on June 11, 2012, which was three days after the jury returned its verdict in the Cardsoft matter, the parties had not yet filed post-verdict motions or proposed judgments, and the court had not yet (and to date has not) issued judgment. In addition, the parties had not yet (and to date have not) engaged in discussions relating to future royalty considerations, which would be typical in cases of this type in the District Court in which the Cardsoft matter was heard. As a result, our ASC 450 assessment and estimate of the loss as of the date of the financial statements was based solely on the jury verdict, which covers damages representing the jury’s determination of our royalty obligation for the period from the issuance of the patent (August 18, 2005) through April 30, 2012.

We supplementally advise the Staff that, with respect to the possible range of ongoing royalties, we expect, based on discussion with our patent litigation counsel, that Cardsoft will argue for an ongoing royalty rate greater than the rate awarded by the jury on the argument that following the jury’s verdict, any continued sale of the accused devices constitutes willful infringement. In addition to our other motions for judgment in our favor, we intend to oppose any arguments by Cardsoft to enhance the royalty rate. At this time, we are not able to reasonably estimate the rate the court might ultimately award, but based on the jury’s verdict and our probability assessment, we consider $3 per unit to be probable and representative of the low end of the range. However, any ongoing royalty would apply to accused devices sold in the U.S. over the remaining term of the patents and we are not able to reasonably estimate the number of accused devices we may sell in the U.S. through the date of the March 16, 2018 expiration of the patents. Among other things, the amount of any ongoing royalty would depend on the level of sales of the accused products as well as our ability and success in re-designing some or all of the accused products to remove those elements that were found by the jury to be infringing. Although we have some current and historical sales data with respect to the accused products, for the foregoing reasons, such data is not indicative of future sales that may be subject to an ongoing royalty and as such, we are unable to estimate the total additional loss or range of additional loss.

Because any ongoing royalty would be based on our future sales of the accused devices, as we close each financial period, we would have sales data which we would use to estimate the amount of probable loss associated with such sales for the financial period based on the jury’s verdict of $3 per unit. We respectfully advise the Staff that we intend to include such disclosures in our future filings, subject to revision as we obtain additional information and as the litigation matter progresses. We respectfully advise the Staff that we included certain forward-looking disclosures in the Management’s Discussion & Analysis of our Form 10-Q for the quarter ended April 30, 2012 (pages 40-41, 47 and 51) for the purposes of providing further information on the possible near term financial impact of the jury’s verdict if it is upheld.

Patrick Gilmore

We further supplementally advise the Staff that our assessments of probability under ASC 450 for the Cardsoft matter include the following:

•	Detailed discussions with external litigation counsel;

•	Evaluation of the grounds for filing motions for judgment as a matter of law before the District Court;

•	Review of the likelihood of success of our post-verdict motions before the District Court, including consideration of the outcomes of similar cases and motions before such court;

•

Review of the probability of a reversal of the jury’s verdict by the Federal Circuit (assuming the verdict is upheld by the District Court in its final judgment) on appeal, including consideration of the outcomes in similar cases before the Federal Circuit; and

•	Our management’s plans for responding to the unfavorable verdict, including consideration of the time, costs and distraction of continued litigation.

We will update our disclosures for this matter as we obtain additional information and continue to evaluate this matter with advice of our external litigation counsel.

Form 8-K/A filed March 19, 2012

Exhibit 99.3 – Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended October 31, 2011

3. Comment: We note your response to prior comment 6 and it remains unclear to us how you have concluded that adjustment (P) is factually supportable. In this regard, you appear to indicate that these adjustments are factually supportable because they were recorded in your historical results and were based upon the application of the acquisition method pursuant to ASC 805. Given that pro forma adjustment (P) reverses the effects of the acquisition method pursuant to ASC 805 please further explain how these adjustments meet the factually supportable criteria. Your response should specifically address how both the removal of the cost of sales impact of inventory step-up and the adjustment to reverse the impact the deferred revenue adjustment on revenue are factually supportable adjustments.

Patrick Gilmore

Response:

We respectfully advise the Staff that our pro forma adjustments (P) were made to reflect pro forma “income from continuing operations before nonrecurring charges or credits directly attributable to the transaction” under Rule 11-02(b)(5) and to meet the overall objective stated in Rule 11-02(a) to “provide investors with information about the continuing impact” of the Hypercom transaction. See discussion on continuing impact in our response to the Staff’s comment 4 below.

We note that the VeriFone historical statement of operations for the twelve months ended October 31, 2011, from which the pro forma statement of operations were derived, included approximately three months of post-acquisition results from the Hypercom acquisition. In accordance with ASC 805, VeriFone’s historical cost of net revenues for that financial period included the cost of acquired inventory, which had a stepped up cost, and VeriFone’s historical revenues for that financial period excluded revenues from acquired deferred revenue arrangements. The pro forma adjustments (P) were made to reverse the effect of these ASC 805 adjustments, as described further below.

We further advise the Staff that during the post-acquisition pro forma period we continued to sell the same Hypercom products and utilize the same contract manufacturers that were used by Hypercom prior to the acquisition pursuant to the same contract manufacturing agreements. Therefore, the historical contractual costs of these products are representative of the post-acquisition costs of these products and, accordingly, the removal of the ASC 805 cost of sales impact of inventory step-up results in a presentation that is reflective of what our combined operations would be on a continuing basis for the pro forma period, consistent with the objectives of Regulation S-X. Similarly, because Hypercom customers had a history of renewing similar deferred revenue agreements and continued to do so post-acquisition, we determined the underlying contractual revenue for the acquired deferred revenue agreements to be a factually supportable indication of continuing revenues. As a result, we expect that the contractual revenues and revenues reported by Hypercom prior to the acquisition are reflective of what our combined revenues would be on a continuing basis for the pro forma period. For the foregoing reasons, we recorded adjustment (P) to reverse the impact of the application of ASC 805 in the presentation of our pro forma net revenues and cost of net revenues.

As described further below, we respectfully advise the Staff that adjustment (P) is factually supportable because the adjustments are based on the underlying pricing stated in supplier contracts for the inventory adjustment and in the respective customer contracts for the revenue adjustment.

Under ASC 805, the acquired Hypercom inventory had been recorded with a step-up to fair value that considered the actual inventory units acquired from Hypercom on the acquisition date, Hypercom’s actual selling prices for such products less what we believed to be a normal profit margin based on market factors and input and analyses by an independent third party valuation consultant. The amount of the pro forma adjustment to remove the cost of sales impact of inventory step-up is factually supportable by:

•

The actual Hypercom inventory that was sold through to customers during the historical financial period presented (i.e., from August 4, 2011 through October 31, 2011), and which were charged to cost of net revenues at the stepped-up fair value cost as required by ASC 805;

Patrick Gilmore

•	The stepped-up fair value cost assigned to the inventory sold through to customers during the historical financial period presented (i.e., from August 4, 2011 to October 31, 2011); and

•	The contractual cost under continuing contract manufacturing agreements for such inventory.

The pro forma adjustment represents the difference between the stepped-up fair value cost assigned to the inventory sold through to customers during the historical financial period presented (i.e., from August 4, 2011 to October 31, 2011) and the contractual cost under continuing contract manufacturing agreements for such inventory.

Under ASC 805, the deferred revenue and related contractual obligations assumed from Hypercom had been adjusted to fair value considering the actual contractual obligations assumed under existing Hypercom customer contracts as of August 4, 2011, the estimated costs to complete the underlying obligations, plus a profit margin based on market factors and input and analyses by an independent third party valuation consultant. The amount of the pro forma deferred revenue adjustment described in footnote (P) is factually supportable by:

•	The assumed obligations that we actually fulfilled subsequent to the Hypercom acquisition during the period August 4, 2011 through October 31, 2011;

•	The actual fee arrangements under the customer contracts we assumed; and

•

The amount of the adjusted deferred revenue recognized as revenue for the assumed obligations we fulfilled subsequent to the Hypercom acquisition included in the historical financial period presented (i.e., during the period August 4, 2011 through October 31, 2011).

The pro forma adjustment represents the difference between the amount of the adjusted deferred revenue recognized as revenue for the assumed obligations we fulfilled during the period August 4, 2011 through October 31, 2011 and the actual fee arrangements under the customer contracts we assumed for such obligations. This pro forma adjustment results in pro forma net revenues that are factually supported by the contractual amounts of revenue for acquired customer contracts that we consider to be reflective of continuing operations.

Patrick Gilmore

4. Comment: You also note in your response to prior comment 6 that the adjustments were nonrecurring and therefore had no continuing impact. Considering that these charges were expected to be included in your results over the twelve months subsequent to the acquisition it is unclear to us how you concluded that they are nonrecurring. In this regard, we would note that any charge that recurs over a period of time would have a continuing impact. Please advise.

Response:

Rule 11-02(b)(5) and Rule 11-02(b)(6) provide that nonrecurring charges or credits which will be included in the income of the registrant within a period of twelve months succeeding the transaction should not be included in the pro forma condensed income statement, and that the pro forma condensed income statement should reflect items that are “expected to have a continuing impact on the registrant.”

We concluded that the adjustment made to the pro forma cost of sales was appropriate because it reversed the impact on cost of sales from the step up to fair value of inventory that was expected to be consumed within twelve months of the acquisition and, therefore, resulted in pro forma cost of sales that are representative of amounts that we expect to recognize as cost of sales on a continuing basis, as opposed to amounts that are impacted by one-time transaction-related adjustments.

Similarly, we concluded that the adjustment to the pro forma revenues to add back the contractually supported revenue that would be earned during the presented period was appropriate so that the resulting pro forma revenues would be representative of amounts we expect to recognize as revenues on a continuing basis.

We respectfully advise the Staff we determined that these adjustments are similar to adjustments made to eliminate the effect of one-time transaction costs, wherein the resulting pro forma operating expenses are representative of expenses that would be reported on a continuing basis beyond one year.

We acknowledge the Staff’s comment that any charge that recurs over a period of time would have a continuing impact.

* * * * *

Patrick Gilmore

In responding to the Staff’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact me by telephone ((408) 232-7888), facsimile ((408) 232-7841) or e-mail (robert_dykes@verifone.com) if you should have any comments or questions about this letter.

Very truly yours,

/s/ Robert Dykes
Robert Dykes,
EVP and Chief Financial Officer
VeriFone Systems, Inc.

cc:	Jaime John, Staff Accountant
Christine Davis, Assistant Chief Accountant
(Securities and Exchange Commission)

Douglas G. Bergeron, Chief Executive Officer
Albert Liu, EVP, Corporate Development & General Counsel
(VeriFone Systems, Inc.)

Jeff Lang
Ronald J. Schirle
(Ernst & Young LLP)

Scott D. Miller
Sarah P. Payne
(Sullivan & Cromwell LLP)